Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed
                           filed pursuant to Rule 14a-12 promulgated under the
                                  Securities Exchange Act of 1934, as amended.

                                                 Subject Company: Ashland Inc.
                                                Commission File No.: 001-02918


                               FOR FURTHER INFORMATION:
                               Media Relations:          Investor Relations:
                               Alan Chapple              Bill Henderson
                               (770) 392-5352            (859) 815-4454
                               alchapple@ashland.com     wehenderson@ashland.com



                                       FOR IMMEDIATE RELEASE
                                       MARCH 19, 2004


ASHLAND INC. AGREES TO TRANSFER INTEREST IN MAP TO
MARATHON OIL CORPORATION IN TAX-FREE TRANSACTION

COMPANY PROVIDES UPDATE ON CORE BUSINESSES

Covington, Ky. - Ashland Inc. (NYSE: ASH) today announced that it has signed an agreement under which Ashland will transfer its 38 percent interest in Marathon Ashland Petroleum LLC (MAP) and two other businesses to Marathon Oil Corporation in a transaction structured to be tax free and valued at approximately $3.0 billion. The two other businesses are Ashland's maleic anhydride business and 61 Valvoline Instant Oil Change (VIOC) centers in Michigan and northwest Ohio, which are valued at $94 million.

     Under the terms of the agreement, Ashland's shareholders would receive Marathon common stock with a value of $315 million (or approximately $4.50 per Ashland share based on the number of shares currently outstanding). Ashland would receive cash and MAP accounts receivable totaling $2.7 billion. MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of the transaction. As a result, the final amount received by Ashland would be increased


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by an amount equal to 38 percent of the cash accumulated from operations during the period prior to closing. Ashland would use a substantial portion of the transaction proceeds to retire all or most of the company's outstanding debt and certain other financial obligations. After payment of these obligations, Ashland would have a material net cash position.

     The transaction is subject to, among other things, approval by Ashland's shareholders, customary antitrust review, consent from public debt holders and receipt of a favorable private letter ruling from the Internal Revenue Service with respect to the tax treatment of the transaction. There is meaningful risk that the transaction will not receive the favorable ruling from the IRS, in which case the transaction would not proceed. However, Ashland believes it is more likely than not that this transaction will receive a favorable ruling. If these conditions are met, the transaction is expected to close by the end of the 2004 calendar year.

     "This transaction represents the best opportunity for Ashland and its shareholders to capture the value that has been created through this joint venture," said James J. O'Brien, Ashland's chairman and chief executive officer. "While we have been pleased with both the performance of the joint venture and our relationship with Marathon, the transfer of our interest in MAP to Marathon is an important step in achieving our strategic objectives."

     In connection with the transaction, Credit Suisse First Boston LLC acted as financial advisor, and Cravath, Swaine & Moore LLP acted as legal counsel to Ashland.

BUSINESS UPDATE

     The improved performance of Ashland's wholly-owned divisions in the first quarter continued into the second quarter of fiscal 2004.

     Ashland's Transportation Construction sector (Ashland Paving And Construction, Inc., or "APAC(R)") anticipates improved performance for the quarter ending March 2004, although its results for the quarter reflect seasonal winter weakness. APAC is expecting a loss in the range of $30 million to $40 million compared to the $57 million loss for the March 2003 quarter. Going forward, APAC will focus on improving its performance in the near term and in the longer-term on major project capabilities and expanding both


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within and adjacent to its current geographic markets. Ashland believes that
APAC is well-positioned to benefit from the expanded highways spending legislation that is currently under Congressional review.

     Ashland's Chemicals sector includes Ashland Distribution, Ashland Specialty Chemical (thermoset resins and water technologies businesses) and Valvoline. These divisions remain focused on creating innovative products and solutions, maintaining a low cost structure and expanding their markets. The Chemicals sector continues to perform well and anticipates operating income for the March quarter in the range of $50 million to $55 million, compared to $30 million in the March quarter of last year.

     Each division within the Chemicals sector expects increased operating income for the March quarter, with the largest improvements projected by Ashland Distribution and Ashland Specialty Chemical. Ashland Distribution's growth has been driven by consistent sales volume increases. Ashland Specialty Chemical's growth is due in part to new product introductions, such as new additions to the MAXGUARD(R) marble clear gel coat and POLARIS(R) resin lines. These products enable Ashland to work proactively with manufacturers to optimize their entire cast marble, onyx or solid surface fabrication processes. Valvoline's momentum is built on its successful premium products strategy, and the division continues to introduce new, customer-focused products and services, contributing to its consistent top-line growth. For example, VIOC - which owns and franchises more than 740 stores nationwide - recently launched a fleet management program that incorporates both VIOC and other vendors' maintenance records into a comprehensive service history.

     "Much of the progress we have made in the past year is due to the hard work and dedication of our employees," said Mr. O'Brien. "I would like to thank them for their continuing effort as we focus on the execution of our strategies.

     "Our disciplined investment approach will focus on expanding and strengthening our core businesses through organic growth," continued Mr. O'Brien. "We have already made significant progress in improving our core operations, and I am confident that Ashland is well-positioned to create long-term value in our wholly owned divisions and to achieve our goal of top-quartile performance."

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ANALYST/INVESTOR TELECONFERENCE INFORMATION

     Today at 10:00 a.m. Eastern Time, Ashland will provide a live audio webcast of its teleconference with securities analysts. The call will be hosted by William E. Henderson, III, director of investor relations. Participants will include James J. O'Brien, chairman and chief executive officer, and J. Marvin Quin, senior vice president and chief financial officer.

     The webcast may be accessed online at www.ashland.com. A limited number of telephone lines also will be available by dialing (800) 901-5231 from inside the U.S. or (617) 786-2961 if dialing from outside the U.S., and entering passcode 82740514.

     The webcast replay and an archived version of the presentation will be available online at www.ashland.com/investors. A telephone audio replay will be available through March 26, 2004 by dialing (888) 286-8010 from inside the U.S. or (617) 801-6888 from outside the U.S. (passcode 46893461).

ABOUT ASHLAND

     Ashland (NYSE: ASH) is a Fortune 500 transportation construction, chemicals and petroleum company providing products, services and customer solutions throughout the world. To learn more about Ashland, visit www.ashland.com.

FORWARD-LOOKING STATEMENTS

     This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

     Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its


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


proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.





APPENDIX:

ASHLAND INC. TO TRANSFER INTEREST IN MAP TO MARATHON OIL CORPORATION


TRANSACTION STEPS

     The transaction would be accomplished through a series of steps, which would all occur on the day of closing and in the following order:

1. MAP Partial Redemption. MAP would redeem a portion of Ashland's 38% interest in MAP for a redemption price likely to be in the range of $900 million*, consisting of cash and MAP accounts receivable. Because MAP will not make quarterly cash distributions prior to the closing, such redemption price would increase by an amount equal to 38% of the cash accumulated from MAP's operations prior to closing.

2. Maleic/VIOC Contribution. Ashland would contribute the maleic anhydride business and 61 Valvoline Instant Oil Change centers to a newly formed subsidiary of Ashland ("HoldCo").

3. MAP Contribution. Ashland would contribute to HoldCo its remaining interest in MAP.

4. The Reorganization Merger. As a preliminary step to the final formation of New Ashland Inc., Ashland would be merged with and into New Ashland LLC, which would be the surviving business entity of that merger and a subsidiary of HoldCo.

          o By virtue of this Reorganization Merger, each share of Ashland common stock would be converted into and represent one share of HoldCo common stock.

5. HoldCo Borrowing and Capital Contribution. Marathon would arrange for a borrowing by HoldCo of $1.8 billion*, which would be expressly non-recourse to New Ashland LLC and would otherwise be made on terms and conditions reasonably acceptable to Ashland. HoldCo would contribute to New Ashland LLC the proceeds of the borrowing.

          o The amount of the HoldCo borrowing would depend on the amount of Ashland financings outstanding at closing that the Internal Revenue Service would permit Ashland to pay down with the proceeds of the borrowing. If the amount of this borrowing is increased (or decreased), the amount of the partial redemption would be decreased (or increased) accordingly.

6. The Conversion Merger. New Ashland LLC would be merged with and into New Ashland Inc., which would survive the merger. New Ashland Inc. would be a wholly owned subsidiary of HoldCo.

7. Separation and Merger. HoldCo would be merged into a newly formed subsidiary of Marathon, which would survive the merger.

          o By virtue of the merger of HoldCo and the Marathon subsidiary, the former Ashland shareholders (now holding HoldCo shares) would have the right to receive, for each share of HoldCo common stock, (1) one share of New Ashland Inc. common stock and (2) a pro rata amount of shares of Marathon common stock with a total value of $315 million (based on a 20-trading day averaging period preceding the closing).

          o For tax purposes, this merger will be treated as a spin-off of New Ashland to shareholders followed by the merger of HoldCo into the Marathon subsidiary.

* Note - The separate amounts received from MAP and HoldCo could vary from these stated amounts, but in any event, the combination would equal approximately $2.7 billion.

TAX ISSUES

The receipt of the following favorable rulings from the IRS is a condition to closing:

1. The form of the transaction will be respected as a redemption, followed by a tax-free spin-off and merger.

2. The assumption of HoldCo borrowing by Marathon will not be taxable to New Ashland.

3. Either New Ashland or Marathon will be entitled to tax deductions for future payments of Ashland's liabilities associated with discontinued business operations, including asbestos, environmental, post-retirement benefits, and other items.

4. The tax basis in New Ashland will not be reduced by the assumption of liabilities associated with discontinued business operations in a way that would cause additional taxable Section 355(e) gain to be recognized by Ashland.*


There are other tax issues on which the transaction would proceed on the basis of opinions from outside tax counsel, Cravath, Swaine & Moore LLP.


* Note - Although Ashland expects the transaction to be tax free to Ashland and its shareholders, a tax under Internal Revenue Code Section 355(e) would be imposed on Ashland if the market value of New Ashland at closing exceeds the tax basis in New Ashland. That tax basis will change between the date of signing and the date of closing based on a number of factors, including results from operations of Ashland's wholly owned divisions and the accumulated amount of foregone MAP distributions. Based on current estimates, Ashland would begin paying taxes to the extent the Ashland stock price at closing exceeds $55.50 based on the number of Ashland shares currently outstanding. This $55.50 includes $4.50 in value for the Marathon stock that would be issued to Ashland's shareholders. Any taxes paid would likely be modest compared to the size of the transaction.


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